[Letterhead of] Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
November 15, 2006
Re: SAP AG file no. 001-14251
Form 20-F for the fiscal year ended December 31, 2005 filed March 22, 2006
Dear Ms Collins:
I am writing on behalf of SAP AG to confirm receipt of your letter to Dr. Brandt of SAP AG dated October 30, 2006 and notify you that, per my telephone conversation with Mr. Gilmore of the Division of Corporation Finance, SAP AG currently plans to submit its response to your letter on November 27, 2006.
Very truly yours,
A. Peter Harwich